UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Viroment Equity, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 30, 2020

Physical address of issuer
200 South Sixth Street, Suite 4000, Minneapolis, MN 55402

Website of issuer
www.viroment.com

Current number of employees
0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$2,885,122.45	$2,452,978.73
Cash & Cash Equivalents	$11,898.08	$474,975.73
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(8,451.25)	$(57,449.00)

<p style="text-align:center">May 30, 2023</p>

<p style="text-align:center">FORM C-AR</p>

<p style="text-align:center">Viroment Equity, LLC</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Viroment Equity, LLC , a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at www.viroment.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 30, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Viroment Equity, LLC (the "Company") is a Delaware Limited Liability Company, formed on October 30, 2020.

The Company is located at 200 South Sixth Street, Suite 4000, Minneapolis, MN 55402.

The Company's website is www.viroment.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Viroment plans to design and build agricultural facilities for use in the swine industry, providing economical solutions for manure management. Using their unique process. with technology

partner Viroment USA, Viroment Equity's Manure Management System (MMS) is targeted to collect, process, and market hog waste from Concentrated Animal Feeding Operations (CAFOs). The resulting process intends to create revenue through the creation of high-quality fertilizer and carbon credits, which are the result of greenhouse gas reductions from its process and technology.

RISK FACTORS

Risks Related to the Company's Business and Industry

Viroment Equity has a limited operating history which may make it difficult to evaluate our company and its business. Viroment Equity was formed as a limited liability company in October of 2020. Accordingly, we have little operating history upon which an evaluation of our prospects and future performance can be made. Viroment Equity's proposed operations are subject to all business risks associated with new enterprises. The likelihood of Viroment Equity creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation. There can be no assurances that Viroment Equity will ever operate profitably. We may not be able to successfully implement or operate our business plan. An investor should not rely on the past performance of the Manager, Paul Koenig, to predict Viroment Equity's future performance. An investor should consider Viroment Equity's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Viroment Equity's financial statements were prepared on a "going concern" basis. Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements. indicate there may be substantial doubt about Viroment Equity's ability to continue as a going concern. We have not generated profits since inception. As of our fiscal year end December 31, 2020, we had total assets of $8,197. Since then, Viroment Equity has raised gross proceeds of approximately $2,206,249.00, before deducting for offering expenses, in offerings under Regulation Crowdfunding and Regulation D. We will need to raise significant amounts of funds in order to acquire properties, build our barns and execute our business strategy. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

Our Manager and other executive officers may allocate their time to other businesses. Further, our Manager may invest in other real estate projects, potentially resulting in less time spent on Viroment Equity and potential conflicts of interest. Viroment Equity's Manager is also the manager for Viroment USA, LLC, which has its own operations and clients. Our other executive officers also have other professional commitments and engagements. Consequently, our management team will not work full-time for Viroment Equity, and may not be able to operate with the efficiency and effectiveness of full-time employees.

Additionally, our Manager will also be investing in other real estate projects, and that may impact the duties of the Manager with respect to this Offering. Our Manager cannot assure that he will adequately manage multiple investments with different investment strategies. The negative performance of future properties may indirectly impact the performance of Viroment Equity by drawing the Manager's attention towards the poorly performing properties. Our

management team's interest in other operating businesses and real estate investments could also lead to potential conflicts of interest between those other interests and Viroment Equity.

The technology that will be used in our barns is owned by the PKC Irrevocable Trust and available to Viroment Equity by a license agreement. Viroment Equity's business plan may include the construction of barns for the commercial raising of hogs on the properties, including the construction and implementation of a hog waste treatment system in each barn (the "Treatment System"). The Treatment System will be a portion of the assets owned by the entity at each of the properties. Each Treatment System incorporates proprietary technology, which is owned by the PKC Irrevocable Trust.

The PKC Irrevocable Trust will grant Viroment Equity a license to use the technology for no consideration, but Viroment Equity will be purchasing the equipment for the Treatment System from Viroment USA, which is owned by the PKC Irrevocable Trust, for installation at the properties. Moreover, if the PKC Irrevocable Trust is unable to protect its intellectual property from infringement or if it is found to infringe on others, our business may be materially harmed.

Viroment Equity may engage in transactions with affiliated companies and other related parties that may result in a conflict of interest. Viroment Equity may engage in transactions with affiliates, subsidiaries or other related parties that may be on terms which are not at arm's length. We intend to negotiate terms in these related party transactions that are consistent with the duties of the management of Viroment Equity to its Unitholders. In particular, Viroment Equity plans to engage in certain transactions with Bluestem 11, LLC, a Nebraska limited liability company ("Bluestem 11") that has an affiliation with Viroment Capital, for the purposes of securing additional fundraising, as well as to fulfill certain operational needs of the Company with respect to the properties and otherwise. The affiliate transactions conducted by Viroment Equity will not necessarily be documented or otherwise memorialized by written transaction agreements.

The Treatment System, and related technology and equipment, that will be installed in our barns has not been previously used to treat hog or animal waste. The Treatment System we plan to license from our Manager, and the equipment we plan to purchase from Viroment USA, will be installed in each of Viroment Equity's barns. We intend for our tenants to operate the Treatment System as part of their hog farming/ growing operations. A component of Viroment Equity's business plan is the successful implementation of the Treatment System and related technology allowing us to harvest dried hog waste and sell it for a profit to third parties. Viroment USA's Treatment System and the related technology have not been adopted at the commercial level, and may not successfully treat the hog waste or treat it in a manner that permits us to use the waste for resale as fertilizer. The success of Viroment Equity will depend in part on the adoption of the Treatment Systems and technology by Viroment Equity's tenants. It is not possible to predict the success of the Treatment Systems or technology or whether the Treatment Systems and technology will be adopted without problems by the tenants. The effective performance and reliability of the Treatment Systems and technology are critical to the success of Viroment Equity's business plan. If tenants perceive our Treatment System and our properties as lacking safety and convenience, or otherwise, we may fail to attract tenants. If the Treatment System and technology do not operate as intended, or if the tenants are unable to implement the Treatment Plan and technology successfully, it may harm our reputation and the

ability to attract and retain hog farming tenants, which would have an adverse impact on our business plans, our results of operations and our financial condition.

Viroment Equity has not yet acquired any properties, and the condition of the real estate market and its success in this Offering may impact its ability to acquire properties in locations and on terms that are favorable to its business. Viroment Equity will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, high unemployment, the availability and cost of credit, and public health concerns, including but not limited to COVID-19, and other potential future outbreaks, have contributed to increased volatility and uncertainty for the economy and financial markets. If Viroment Equity is unable to find properties available for sale or for sale at prices that fit our business model, we may be unable to execute our business plans as intended or at all. Moreover, once Viroment Equity has acquired properties, these factors may negatively impact our results of operations and financial condition by causing a decline in the market value of the purchased properties. In the event of delays due to purchasing the properties or in executing any portion of our business plan, Viroment Equity may require additional funds. There can be no assurance that such additional funds can be obtained by Viroment Equity on favorable terms or at all. Failure to obtain such funds could adversely affect Viroment Equity's ability to implement its business plan. Furthermore, if Viroment Equity is unsuccessful in raising funds needed to close this Offering, it may not be able to invest in the properties. Even if this is fully subscribed Offering, Viroment Equity will need to raise additional capital to acquire properties and fund operations.

COVID-19 may have an adverse impact on our tenants and the meat processing facilities they serve. During the height of the pandemic, many meat processing facilities, including meatpacking plants, were required to shut down due to spread of the COVID-19 virus in those facilities. To the extent our tenants are unable to sell livestock to processing facilities because of a shut down or otherwise, they may suffer adverse impacts on their financial condition. In that event, our tenants may not be able to make their lease payments and other financial obligations on a timely basis if at all. Failure to receive lease payments on time will jeopardize Viroment Equity's financial condition and may render it unable to make the mortgage payments on the properties on a timely basis. This may place us at risk by making it more difficult or impossible to obtain financing on reasonable terms and possibly losing the properties due to foreclosure if we are unable to keep up with the mortgage payments. Even if Viroment Equity covers the lease payments for the tenants, or continues to pay the mortgages on the properties from other sources, it may never recover those funds.

We will be competing against companies that are larger, more well-established, and have greater resources than us. Viroment Equity will compete for tenants against other providers of livestock systems design, engineering, manure management, and marketing. Some of these companies offer similar services in Nebraska and other states where we intend to do business. We may also face competition from real estate companies, real estate developers, and other types of entities that invest in real estate if the properties we seek to acquire for our barns are also the target of these types of development. Some of our competitors are well-established in our market, and we will need to win tenants away from these competitors. If we are unable to attract tenants, we may not succeed in implementing our business plan, which would harm our results of operations and financial condition. Similarly, we may have to compete against a variety of real estate companies when purchasing properties on which to build our barns. In the event we are unable to purchase properties at the right price for our business plan, or unable to purchase

properties in locations that fit our strategy, we may not be able to implement our business plan as intended. Additionally, we may need to compete against other companies that have a history of developing, marketing, and selling fertilizer made from animal waste. If we are unable to successfully execute this part of our business plan, it could harm our results of operations and financial condition.

We will be subject to significant federal, state, and local regulations regarding our planned use of properties for hog farming, treatment of animal waste, and carbon credits. The business of acquiring and leasing real estate to be used for agricultural purposes, including specifically hog farming/ growing, is subject to a significant degree of government regulation. The regulations include potentially costly matters, such as requiring improvements to meet building codes and standards, and environmental matters. Any new or increased levels of regulation could adversely impact the profitability of the Company, including the potential for rezoning of areas that include our properties. Additionally, part of our business plan contemplates the treatment and drying of animal waste for resale as fertilizer. The treatment, storage, transport, and disposal of animal waste are heavily regulated, and we may incur significant liabilities under environmental regulations if we fail to comply with all requirements.

We intend to collect and sell carbon tax credits, which are subject to significant requirements. We plan to derive a stream of revenue from the sale of carbon credits based on our expectations that our Treatment System will reduce greenhouse gas emissions. In order to qualify for carbon tax credits, we will have to meet a number of regulatory requirements, including those imposed by Internal Revenue Code Section 45Q, which sets forth the requirements for the sequestration of carbon dioxide and the amount of Section 450 carbon credits available. Some of these requirements involve the qualification of facilities, including but not limited to when construction begins, the manner of disposal, and how the carbon dioxide is captured and measured. If we fail to comply with the regulations governing greenhouse gasses and their capture, we may not be able to claim carbon tax credits. If we are unable to successfully claim carbon tax credits we will likely not achieve our goal of creating a stream of revenue based on sales of carbon tax credits, which could harm or results of operations and financial condition.

Our success is dependent in large part on our tenants' success as hog farmers. Our future tenants' industry, hog farming/growing, is highly competitive, and our tenants face competition from other individual and institutional hog farmers/growers. These competitors may be large, corporate agricultural producers with substantially greater financial resources than those available to tenants. Additionally, the tenants rely on third-party vendors and other suppliers to operate their businesses. In the event one or more of these third party providers experiences an interruption in its business operations, a tenant could experience a material adverse effect on its business operations or financial condition. Other economic and public health conditions in the markets in which the tenants operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third-party conduct could negatively impact the business of the tenants. Recent news articles have reported a decline in the price of U.S. hogs because the Chinese government stated that their supply of herds had nearly fully recovered from the culling due to African swine fever in 2018. A decline in the financial condition of the tenants due to market competition, failure of third-party providers, global commodities and supplies, or otherwise, could harm tenants' ability to meet their financial

obligations, including payment of leases with Viroment Equity. Our inability to collect rent from such tenants may adversely affect Viroment Equity's ability to meet its operating expenses, including making any distributions to the holders of Class A Units. The tenants' perceptions regarding the safety, convenience, and attractiveness of the Properties for their intended purposes or otherwise.

Viroment Equity is a limited liability company, which means that Unit holders' individual taxes may be impacted by accounting and tax events affecting the Company. As Unitholders. investors will become members of Viroment Equity, and any gains, losses, or tax implications will inure to each investor on an individual basis. As a result, Unitholders will be required to report their share of Viroment Equity's income on their individual income tax returns without regard to whether they have received cash or in-kind distributions. Consequently, Unitholders may be liable for income taxes on income allocated to them in a given year in excess of the amount of any distributions they received that year and may be required to pay taxes on their share of Viroment Equity's taxable income using cash from other sources. Additionally, in the event that Viroment Equity's income tax returns are audited by the IRS, the tax treatment of our income and deductions is determined at the partnership level in a single proceeding rather than by individual audits of the Unitholders. Such an audit by the IRS could result in adjustments to the income tax returns and potentially subject Unitholders to additional tax, interest, and penalties, including incremental accounting and legal expenses. Moreover, an audit of Viroment Equity's income tax returns could lead to audits of the individual returns of the Unitholders and result in adjustments and additional tax with respect to items not related to Viroment Equity.

We are subject to real estate market risk. The performance and value of the Company are subject to risks associated with its real estate and with the real estate industry. The economic performance of the Company and the value of the properties are subject to the risk that the properties may not generate revenues sufficient to meet its operating expenses and capital expenditures. Accordingly, the Company's cash flow may be adversely affected. reducing the Company's ability to make distributions to the holders of the Class A Preferred Units. The following factors, among others, may adversely affect the income generated by the Company's intended properties: (a) downturns in the national, regional and local economies; (b) competition from newly-developed properties; (c) localized real estate conditions, such as oversupply or reduced demand for space; (d) changes in interest rates and/or other financial market volatility, including changes in the availability of capital; (e) changes in lending regulations and reserve requirements, as well as changes in tax laws and accounting principles; (f) the perceptions of tenants regarding the safety, convenience and attractiveness of the Properties for their intended purposes or otherwise; (g) increased operating costs. including insurance expenses, utility expenses, real estate taxes. state and local taxes, and fluctuating security costs; (h) significant fixed costs associated with the Properties, such as real estate taxes, insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from the properties; (i) declines in the financial condition of the tenants and the ability to collect rent from tenants who are impacted by insolvency, inflation, recessions or other economic events; (j) macro-economic events, including fluctuations in energy supplies and changes in the federal government's economic and fiscal policies, that impact the financial condition of tenants; (k) casualty and condemnation risks; (I) natural disasters, civil disturbances, terrorism, or acts of war that may result in uninsured or underinsured losses; and (m) typical financial and operational burdens with respect to the ownership of real estate, which include the payment of expenses and taxes, and the cost of the maintenance and improvements of the properties.

Our assets will be illiquid. Liquidity relates to the ability of the owner to dispose of assets readily and the price to be paid for them. Viroment Equity's assets are and will be inherently illiquid. Such illiquidity could prevent the sale by Viroment Equity of the properties at a time when it otherwise might be desirable to do so. This lack of liquidity may have an adverse impact on the value of Viroment Equity. In addition, illiquid assets may be more difficult to value due to the unavailability of reliable market quotations. The sale of less marketable assets may require more time and result in lower prices due to higher brokerage charges and other selling expenses than the sale of more marketable assets.

Our future success depends on our Manager and executive officers. If Viroment Equity fails to retain its key personnel, it may not be able to achieve its anticipated level of growth, and our business could suffer. Viroment Equity's future financial success depends, in part, on its ability to attract and retain key personnel and on the continued contributions of the Manager, executive officers, and other key technical personnel, each of whom would be difficult to replace and each of whom has other responsibilities outside the Company. The process to replace the Manager or our executive officers and other key technical personnel would involve significant time and expense and may significantly delay or prevent the achievement of Viroment Equity's business objectives.

We are subject to potential casualty losses. Although the Manager expects to obtain and keep in force comprehensive liability and casualty insurances on the properties, there are certain types of losses that are either uninsurable or not economically insurable. Such losses include, but may not be limited, to earthquakes, tornadoes. high winds, war, and floods. Should any of these or other disasters occur, Viroment Equity could suffer material adverse effects. In addition, in the event of significant damage to or destruction of the properties, Viroment Equity may elect to accept insurance proceeds and not elect to rebuild the property to its previous condition, including barns or other structures. If insurance proceeds are not used to replace the properties, Viroment Equity may end up with properties that may not sell on terms favorable to Viroment Equity or at all. As a result, Viroment Equity could suffer reduced revenues and may need to re-adjust its accounting, which may further impact Unitholders as members and cause you to recognize losses or gains on your individual income tax returns. See also "Risk Factors -- Viroment Equity is a limited liability company, which means that Unit holders' individual taxes may be impacted by accounting and tax events affecting the Company." In addition, new developments in the insurance markets could make coverage for certain risks either unavailable or prohibitively expensive. As a result. Viroment Equity may be unable to obtain certain types of coverage or coverage at acceptable levels of cost and may be exposed to various risks, which, in the past, have been insurable in the ordinary course of business.

The Manager has a limited net worth. The Manager has a limited net worth and does not have any obligation to make capital contributions or loans to Viroment Equity. Although the Manager will not generally be liable for Viroment Equity's obligations while maintains its registration as a limited liability company, lenders and other suppliers or creditors dealing with Viroment Equity may be influenced by the valuation of Viroment Equity and the net worth of the Manager in extending credit to Viroment Equity, which may have an adverse effect on Viroment Equity.

We may face litigation in the future. We have engaged in financing transactions in the past, including an offering made under Regulation Crowdfunding, which may not have met all of the disclosure requirements. Although management is not aware of any pending or threatened litigation on this basis, management may become distracted in the event of litigation. Moreover.

we cannot know whether, and to what extent, it might have an adverse material effect on our business, results of operations or financial condition.

Litigation involving our controlling persons and their affiliates may impact us. Certain of our controlling persons and their affiliates have a history of litigation. some of which is continuing, and may give rise to reputational issues and distract management's attention.

Terms of subsequent financings may adversely impact your investment. Future fundraising may affect the rights of investors. In order to fully fund our business plan, Viroment Equity is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. In this regard, we expect to incur debt, including debt secured by Viroment Equity's assets, to partially fund the construction of the barns on the properties. Complying with obligations under such indebtedness may have a material adverse effect on the Company and our ability to distribute to the holders of the Class A Preferred Units. Any secured debt incurred by us in connection with the construction of the barns or otherwise will have payment and lien priority over the Class A Units issued in this offering. Furthermore, any such loan agreements may include covenants that give creditors greater rights over the financial resources of Viroment Equity. Any ability to generate or pay profits will be contingent upon first repaying any such debt and contractual obligations.

Viroment Equity may engage in future financings. The Company anticipates that the proceeds from this offering will provide the Company with sufficient capital to invest in the properties. However, we may require additional future capital to sustain growth and profitability or to satisfy losses and other liabilities. Changes in the planned operations of Viroment Equity may result in a change in the timing and amount of required additional capital. There can be no assurance that additional capital will be available to us when needed or on terms acceptable to us. Additionally, Viroment Equity's Class A Preferred Units have a limited amount of dilution protection. Under the terms of our Limited Liability Company Agreement, if Viroment Equity issues additional Common Units or units or another class, the percentage interest of the Class A Preferred Units will remain at 10% and will not be diluted. See Section 3.l(e) of Viroment Equity, LLC Limited Liability Company Agreement included as an exhibit to this Form C.

We cannot guarantee when or if, Viroment Equity will make distributions to holders of our Class A Preferred Units. Viroment Equity does not intend to make distributions until we have completed construction of eight agricultural barns, as stated in our Limited Liability Company Agreement. While Viroment Equity intends to make distributions to the holders of Class A Units from monies collected and the proceeds it receives from the operation of the properties, there is no assurance that we will be able to make any distributions to the holders of Class A Units. There can be no assurance as to whether or when you will get your invested capital returned. The potential will exist for a partial or total toss of your investment. You will not have a secured interest in the properties.

Projections: you cannot rely on forward-looking Information. Notwithstanding any disclosure elsewhere in this Form C-AR, we cannot guarantee when or if Viroment Equity will become profitable. We also cannot guarantee when our barns will be completed, if at all, or when tenants will commit to leasing our barns, if ever. We may not be correct in any of our projections, whether financial or regarding the growth of our business, and the assumptions on which those

projections are based may be incorrect or may change in a manner that negatively impacts Viroment Equity.

There is uncertainty as to future cash flow. Any projected cash flows included in this Form C-AR should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Form C-AR. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. Investors are advised to consult with their own tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Viroment Equity and the Manager make no representation or warranty as to the future profitability of an investment in Viroment Equity. A decrease in Viroment Equity's rental revenues may materially and adversely affect its cash flow. No assurance can be given that future cash flow will be sufficient to cover all operating expenses. If Viroment Equity's revenues are insufficient to pay operating costs, we may be required to use reserves or seek additional funds. There can be no assurance that additional funds will be available if needed, or if such funds are available, they will be available on terms deemed acceptable to the Manager.

There is uncertainty regarding property investment yields. No assurances can be given that Viroment Equity can make an accurate assessment of the yield to be produced by the properties. Projected operating results will normally be based primarily on the judgment of the Manager. In all cases, projections are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. Many factors beyond the control of Viroment Equity are likely to influence the yield on the properties, including, but not limited to, competitive conditions in the local real estate market and local and general economic conditions.

Factual statements are not independently verified. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts, or other attributes of the manager, officers, and employees of the Company or to the anticipated future performance of the Company.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Viroment Equity plans to design and build agricultural facilities for use in the swine industry, providing economical solutions for manure management. Using their unique process. with technology partner Viroment USA, Viroment Equity's Manure Management System (MMS) is targeted to collect, process, and market hog waste from Concentrated Animal Feeding Operations (CAFOs). The resulting process intends to create revenue through the creation of high-quality fertilizer and carbon credits, which are the result of greenhouse gas reductions from its process and technology.

Business Plan

Viroment Equity was formed for the purpose of building pre-leased agricultural facilities for the world's top hog and cattle integrators. We believe our barns will address many of the challenges faced by hog farmers using our award-winning filtration technology to treat sludge and liquid manure. We anticipate marketing the treated waste byproducts as fertilizer. We also intend to sell carbon credits earned by Viroment Equity through measuring, quantifying, and sequestering materials with a high greenhouse gas potential "GWP" by treating manure and sludge with special water disinfection and filtration technology that management plans to install in the barns.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Viroment Facilities	Agricultural facilities built or retrofitted with manure filtration technology.	Agriculture

We have no new products in development.

Viroment Equity is partnering with Viroment USA, utilizing their CarbonSeal™ technology within 9 Retro-Fitted existing barns for our next expansion phase.

Competition

The Company's primary competitors are other individual and institutional hog farmers/growers, large corporate agricultural producers.

Our business model is designed to be easy to use, and much less costly than our competitors and we hope to produce 2 new revenue streams that our competitors do not offer. Our competitive edge is the reduction of water usage, savings of transportation costs.

Supply Chain and Customer Base

The Company's customers are primarily in agriculture markets.

Intellectual Property

The Company is dependent on the following intellectual property: Viroment Equity is dependent on technology from PKC Irrevocable Trust and available to Viroment Equity by a license agreement.

Governmental/Regulatory Approval and Compliance

Our company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 200 South Sixth Street, Suite 4000, Minneapolis, MN 55402.

The Company conducts business worldwide.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below, along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Name

Paul Koenig

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Viroment, CEO: 2020-Present

Viroment UK, CEO: 2015-Present

Education
University of Minnesota - Twin Cities

Name

Russ Vering

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: 2022 - Present
Vice President: 2020 - 2022

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Viroment, CFO and Vice President: 2020 - Present
Frontier Coop, Vice President of Nutrition, Sep 2019 - Present

Education

University of Nebraska - Lincoln, Bachelor's Degree

Name

Aimee Supp

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Viroment - Vice President 2022 – Present
Moxey - Vice President 2019 - 2022

Education

Arizona State University, Bachelor's Degree

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Paul Koenig

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Viroment, CEO: 2020-Present
Viroment UK, CEO: 2015-Present

Education

University of Minnesota - Twin Cities

Name

Russ Vering

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: 2022 - Present
Vice President: 2020 - 2022

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Viroment, CFO and Vice President: 2020 - Present
Frontier Coop, Vice President of Nutrition, Sep 2019 - Present

Education

University of Nebraska - Lincoln, Bachelor's Degree

Name

Aimee Supp

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President 2022 **-** Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Viroment **-** Vice President 2022 – Present
Moxey **-** Vice President 2019 **-** 2022

Education

Arizona State University, Bachelor's Degree

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	12,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF if/when the Company issues new Common Units.

Type of security	Class A Preferred Units
Amount outstanding	1,500,000
Voting Rights	No
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF if/when the Company issues new Class A Preferred Units.

Other than as described above, there are no material differences between the Class A Preferred Units issued pursuant to Regulation CF and other securities of the Company.

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Units	25,000	$25,000.00	General Operations	November 30, 2020	Section 4(a)(2)
Class A Preferred Units	736,218	$618,041.00	General Operations	March 31, 2021	Regulation CF
Class A Preferred Units	116,029	$211,000.00	General Operations	June 30, 2021	Rule 506(c)
Common Units	440,000	$530,000.00	General Operations	March 1, 2022	Regulation CF
Class A Preferred Units	234,302	$947,208.00	General Operations	December 23, 2022	Regulation CF

Ownership

The Company is owned and controlled by a managing entity. The managing entity is Viroment Capital LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Viroment Capital LLC	84.15%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

We erected a 14,000-head facility in Howells, NE. In 2021, we worked towards validating the removal of 25k metric tons of greenhouse gas from the atmosphere from our first facility. A Life Cycle Analyst has initially validated our technology and process for creating carbon credits.

For the next 12 months, we may have profitability from the continued efforts marketing carbon credits and fertilizer created from its projects.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Paul Koenig
(Signature)

Paul Koenig
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Paul Koenig
(Signature)

Paul Koenig
(Name)

CEO
(Title)

5/30/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Viroment Equity

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 9634	474,975.73
Total Bank Accounts	**$474,975.73**
Other Current Assets	
Due from Bluestem Systems	950,000.00
Due from Viroment USA	1,028,003.00
Total Other Current Assets	**$1,978,003.00**
Total Current Assets	**$2,452,978.73**
Other Assets	
Capitalized expenses	15,197.00
Crowdfunding Fees	75,024.37
Total Other Assets	**$90,221.37**
TOTAL ASSETS	**$2,543,200.10**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Crowdfunding loans	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owners' Investment	2,600,649.10
Retained Earnings	0.00
Net Income	-57,449.00
Total Equity	**$2,543,200.10**
TOTAL LIABILITIES AND EQUITY	**$2,543,200.10**

Viroment Equity

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	8,700.00
Bank Charges & Fees	30.00
Legal & Professional Services	48,196.50
Taxes & Licenses	522.50
Total Expenses	**$57,449.00**
NET OPERATING INCOME	**$ -57,449.00**
NET INCOME	**$ -57,449.00**

Viroment Equity

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 9634	11,898.08
Total Bank Accounts	**$11,898.08**
Other Current Assets	
Due from Bluestem Systems	1,390,000.00
Due from Viroment USA	1,393,003.00
Total Other Current Assets	**$2,783,003.00**
Total Current Assets	**$2,794,901.08**
Other Assets	
Capitalized expenses	15,197.00
Crowdfunding Fees	75,024.37
Total Other Assets	**$90,221.37**
TOTAL ASSETS	**$2,885,122.45**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Crowdfunding loans	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owners' Investment	2,951,022.70
Retained Earnings	-57,449.00
Net Income	-8,451.25
Total Equity	**$2,885,122.45**
TOTAL LIABILITIES AND EQUITY	**$2,885,122.45**

Viroment Equity

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	5,500.00
Legal & Professional Services	2,951.25
Total Expenses	**$8,451.25**
NET OPERATING INCOME	**$ -8,451.25**
NET INCOME	**$ -8,451.25**